August 2, 2018

Cussion Pang
Chief Executive Officer
Tencent Music Entertainment Group
17/F, Malata Building, Kejizhongyi Road
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Tencent Music Entertainment Group
           Draft Registration Statement on Form F-1
           Submitted July 6, 2018
           CIK No. 0001744676

Dear Mr. Pang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form F-1 submitted July 6, 2018

Our Platform, page 1

1. Please provide greater detail regarding your platform. Clarify whether this term is used to collectively refer to your four flagship brands or whether your platform entails a separate technological structure, entity, network, etc.
2. Please provide a definition for your use of "daily active user" in your statement that "[o]ur users are highly engaged, with each daily active user on average spending over 70 minutes per day on our platform in the first quarter of 2018."
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Prospectus Summary
Overview, page 1

3. Please clarify whether substantially all of your operations and customers are located in the
         PRC, or whether you have material international operations or customers, or intentions to expand outside the PRC.
4. Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC and the businesses you are describing are the businesses of your variable interest entities.
5. We note that Tencent Holdings owns or operates music streaming apps such as Joox and
         Gaana outside of the PRC. Please discuss here and throughout your filing whether you expect to compete with these apps, and whether you believe the existence of these apps could impede or discourage you from operating overseas.
Market Opportunity, page 2

6. To provide context to your disclosure about China's online music services paying ratio, please disclose the "leading global player" that is used as a comparison.
Our Strengths, page 3

7. The discussion of your music entertainment products on page 3 is followed by a statement that your platform "integrates these products seemlessly..." Please discuss how your four flagship products are integrated with each other.
8. We note your statement on page 3 that "[o]ur online karaoke social community, primarily
         WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/WeChat or QQ." We also note your statement that QQ Music was launched as a standalone online music service brand. Please clarify the degree to which WeSing or QQ Music users need to download and use Weixin/WeChat or QQ to fully utilize the functionality of the apps. For example, in order for a user to interact with friends on WeSing, does the user need to also use Weixin/WeChat (or QQ) to facilitate that interaction? Please also clarify the degree to which Kuguo and Kuwo have the same level of connectivity and integration with
         Weixin/WeChat, QQ, or other applications.
9. In your discussion of monetization on page 4, disclose the percentage of revenues derived from online music services and music-centric social entertainment services, respectively, in 2017 and the first quarter of 2018.
10. You state on page 4 that you "benefit from unique access to Tencent's massive user base"
         which in turn "facilitates the organic growth of our user base." You also state that you
         "benefit from opportunities to collaborate with other platforms in the Tencent
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         ecosystem." To provide balance, disclose that your business constituted only a small portion of Tencent's ecosystem and Tencent may make strategic business decisions, or suffer adverse trends, that may disrupt or discontinue your collaborations or access to
         Tencent's user base.
Our Challenges, page 5

11. Please disclose that your PRC operating entities do not have all of their required PRC operating permits and licenses pertaining to their online services. We refer to the disclosure under your risk factor on page 25 entitled, "China's internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation."
Corporate Structure, page 7

12. Please clarify here and on page 73 which VIEs control each of QQ Sing, WeSing, Kuguo, and Kuwo.
13. Please provide more information regarding the purpose of the Xizang Qiming VIE.
14. We note that neither the company nor Tencent Holdings currently has a dual-class structure. Please discuss why you are instituting a dual-class structure in connection with the offering.
15. Please disclose why you do not directly own your operations in China, but use contractual arrangements with VIEs instead. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control.
         Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by
         PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary.
         Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary's and
         VIEs' revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.
16. Please provide greater detail regarding the shareholders of your VIEs. While we note that you identify the shareholders of these entities, please also disclose their percentage ownership in the VIEs and whether they have any relationship with the company or the company's affiliates such as Tencent Holdings.
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Conventions Which Apply to this Prospectus, page 9

17. Clarify whether "users" as discussed in the definition of the iResearch "paying ratio"
         includes non-mobile users or whether it refers to mobile-only users. The Offering
Use of Proceeds, page 13

18. Please clarify here and throughout your filing that you will not be receiving any proceeds from the Assured Entitlement Distribution. If this is not the case, please clarify and provide additional detail.
Assured Entitlement Distribution, page 14

19. Please clarify when the company intends to set the terms of and carry out the Assured
         Entitlement Distribution. It is unclear from current disclosures whether this will take place before the offering or simultaneously with it. Please also clarify whether TME will absorb any of the costs associated with undertaking this distribution, including professional fees and the actual cost of the anticipated cash distributions. If you anticipate that Tencent Holdings will fund the distribution and its associated costs please disclose that fact. Also disclose whether any proceeds from this offering will be used to pay for or facilitate the Assured Entitlement Distribution.
Use of Proceeds, page 63

20. We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiaries through loans and capital contributions and to your VIEs through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries and to make loans to your VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.
Corporate History and Structure, page 72

21. You state that you acquired a 100% equity interest in Ultimate Music, Inc., "a provider of online music services to smart devices." Please provide more information regarding what these online music services entail.
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Our Relationship with Tencent, page 77

22. We note your statement that you "will continue to operate independently from Tencent"
         after you become a public company. Please qualify this statement by addressing areas in which you will continue to be dependent upon Tencent, such as linkages with Tencent's social, communication, and payments apps and systems.
23. You state that you have historically cooperated with Tencent Holdings in a number of areas including "user acquisition." Please disclose if you have any plans to continue this specific area of cooperation moving forward and discuss how the user acquisition relationship will function in practice.
Selected Consolidated Financial Data, page 78

24. We note that your historical results of operations for 2016 do not include the results of
         CMC prior to the acquisition on July 12, 2016. We also note that CMC had net revenues of RMB1.9 million for the period through July 12, 2016 and the revenues for the registrant were RMB4.4 million for 2016, including CMC subsequent to July 12, 2016. Based on the significance of CMC prior to the acquisition, it appears that CMC is a predecessor to the registrant. Please expand the disclosure in Selected Financial Data to provide predecessor financial information, pro forma financial information using the guidance in
         Article 11 of Regulation S-X and expand the notes to the Selected Consolidated Financial
         Data to include sufficient detail of CMC historical results of operations to facilitate comparison of the periods presented. Also revise the presentation in MD&A and elsewhere in the document.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 81

25. We note that you discuss in the Overview the revenue changes from 2016 to 2017 without quantifying the impact of your acquisition of CMC in 2016. Please expand the disclosures on page 81 and elsewhere in the document to provide a balanced discussion that includes changes due to the acquisition in contrast to organic growth from period to period. Also, provide a discussion of pro forma results of operations with equal prominence to the discussion of historical results due to the significance of the impact of CMC on your operations. Please also revise the disclosure on page 113 and throughout the document accordingly.
26. We note your statement that your services are "predominately accessed via mobile devices." Please discuss whether you have a material amount of, or generate a material amount of revenue from, non-mobile users. We note the inclusion of PC MAUs in your total unique MAUs figure. If there are any material differences between the economics of mobile and non-mobile users, please discuss them here along with any other technical differences in the user experience such as reduced/enhanced features, interfaces, etc.
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Specific Factors Affecting Our Results of Operations, page 82

27. We note your discussion of encouraging users to use multiple services across your platform. Please discuss whether such usage is prevalent at this time, where the usage of multiple services has trended for the periods discussed, and where you expect this to trend in the future.
28. You state that your "ability to generate revenue is affected by the number of our users and the level of their engagement" and your "results of operations depend largely on our ability to convert our vast user base into paying users." Please discuss whether you use any additional metrics, other than MAUs, paying users, and paying ratio, to measure or track user engagement and assess where you are converting users into paying users across your applications. For example, you might discuss average revenue per user, the number of programs streamed, the number of music downloaded, virtual gifts sent, and the monetary amount of virtual gifts sent.
29. We note that the number of mobile MAUs, paying users, and paying ratio has been increasing for both your online music services and social entertainment services over the past two years. We also note that the much smaller number of mobile MAUs and paying users for your social entertainment services appear to generate the majority of your revenues despite having only a slightly higher paying ratio. Furthermore, while the larger online music user base generates less revenue, it appears to be a larger center of cost relative to social entertainment services. Please discuss this trend in more detail, including the reasons for this trend, its impact on your results of operations, and whether you expect this trend to continue.
30. You state that you plan on investing in "long-tail content." Please briefly describe this kind of content and the economics of it in relation to its general popularity and the number of users who download and listen to this category of content. Please also discuss any risks associated with the purchase or licensing of this category of content given its expected value and utility, if material.
31. Explain how your "online music services user base serves as a funnel for driving user adoption" of your social entertainment services. Please discuss the specific means or incentives that you use to encourage the use of the latter services. Key Components of Results of Operations
Revenues, page 84

32. So that investors can better understand how your business strategies and key operating metrics affect your results of operations, please discuss the relative contributions of each source of revenue generated from your online music services. For example, it would be meaningful to understand how much revenue is generated from content sublicensing as opposed to paid music, as revenues from content sublicensing are not derived from your users and therefore are not reflective of your increased user base and conversion to paying
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         users.
Critical Accounting Policies, Judgments and Estimates
Share-based Compensation Expense, page 90

33. Please expand the note (1) on pages 92 and 93 to quantify adjustments to the number of awards outstanding, the applicable exercise price and the number of shares available for issuance under share incentive plans to address the dilutive effect of the share dividend in
         May 2018, if material.
Liquidity and Capital Resources, page 102

34. We note that your content royalties amounts represent the minimum royalty payments that you are obligated to pay under the various agreements you have entered into. You state elsewhere that you expect content costs to increase in the future. In light of these disclosures and the increased amount of content royalty costs shown here, please discuss in results of operations whether management expects there to be materially different economic trends between the fixed royalty costs and variable royalty costs that the company will pay in the future.
Holding Company Structure, page 103

35. Please discuss why the company and its wholly-owned subsidiaries contained 66.4% of the company's assets, but contributed only 0.3% of revenues in 2017. In addition, where material, please distinguish between your Cayman Islands holding company, your Hong
         Kong subsidiaries, your WFOEs based in the PRC, and your VIEs.
36. Disclose that the payment of dividends to you by your PRC subsidiaries depends on service fees paid to your PRC subsidiaries by your VIEs in China. Disclose the amount of services fees paid to your PRC subsidiaries from your VIEs in the last two fiscal years.
         Disclose whether you expect these levels to continue in the future. Business
Our Strategies, page 115

37. We note your plans to reinforce your "content leadership" and "be the partner of choice"
         with "domestic and international music labels." Please supplement this discussion to address how your sublicensing of content under your licensing agreements with major music labels and arrangements with competitors intersect with your ambitions to maintain content leadership. Please describe any advantages, beyond sublicensing fees, that you believe being an original licensee confers regarding your content strategy.
Our Brands and Products, page 117

38. Please provide context for your statement about how social interactions are "deeply ingrained" in your products and "help generate a strong network effect" across your
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         platform given that Weixin/WeChat, QQ, etc. will be products of a related party after the offering.
Our Content, page 128

39. We note your statement that "[a]ll the tracks that we license from music labels are generally available to users across our different products." Please clarify whether the music that you license is also available on, and for use by, WeSing and your other karaoke applications. Discuss under what circumstances tracks are not available across different products.
40. You state that you supplement your music offerings with a library of reviews and articles
         "written or curated by our in-house editorial team." Please disclose whether you have any agreements with other Tencent entities, such as China Literature for example, to provide these reviews and articles.
How We Generate Revenue, page 130

41. Please expand your discussion of sublicensing to address the relatively short duration of these agreements.
42. Please provide more detailed information regarding your virtual gift sales. We note disclosures in your notes to the financial statements which make reference to consumable, time-based, and durable virtual gifts. Please explain exactly how the virtual gift process works in practice including the incentives for users to purchase and give these gifts, how
         TME actually earns revenue from user virtual gift purchases, and the degree to which, if at all, these gifts are a prerequisite for certain usage features in your apps.
Management, page 153

43. We note that several of your directors are current officers or employees of Tencent
         Holdings. Please discuss the specific conflicts of interest this presents, potential conflicts which may arise, and the specific processes through which TME will (or intends to)
         address or oversee these conflicts.
Principal and Selling Shareholders, page 164

44. We note your discussion of the Tencent Voting Undertaking. Please clarify why you have only associated 50% of Spotify's shares with Tencent Holdings in this chart.
45. Please clarify whether the post-offering columns will reflect the ADSs issued per the
         Assured Entitlement Distribution.
Description of Share Capital
Spotify Investor Agreement, page 181

46. Briefly disclose the purpose behind the Spotify transactions. In addition, please disclose
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         the limited exceptions pursuant to which Spotify may transfer ordinary shares within the three year period.
Underwriting, page 199

47. Please provide more detail regarding the exceptions to the lock-up agreement.
Tencent Music Entertainment Group
Financial Statements for the Years Ended December 31, 2016 and 2017
Note 2 - Summary of significant accounting policies
2.5 Segment reporting, page F-23

48. We note that you have only one operating segment and that your CODMs do not segregate the Group's business by product or service lines. We also note on page 23 in Risk Factors that minimum guarantees in licenses may limit your flexibility in reacting to changes in your business and "market segments in which" you operate. Please expand your segment disclosure to address these "market segments" and tell us why you believe that operating in different market segments does not constitute more than one operating segment.
2.6 Foreign currency translation, page F-23

49. We note that the major operations of the Group are within the PRC but that you state that the functional currency is the U.S. Dollar. Please tell us the basis for your conclusion that the functional currency is the U.S. Dollar despite the use of the Renmimbi in the PRC, which is the primary economic environment in which you operate. Please use the guidance in IAS 21 in your response.
2.19 Employee benefits, page F-30

50. We note that you do not recognize employee entitlements to sick and maternity leave until the time of leave. Tell us the reason that these benefits are not accrued based on historical estimates and whether the amounts are material to your results of operations.
2.22 Revenue Recognition, page F-32

51. Please help us better understand the nature of your cost per display advertising arrangements. In addition, tell us how you concluded that the revenue should be recognized ratably rather than when each advertisement is displayed. Reference IFRS
         15.31 through 45.
52. Please help us better understand the nature of the downloads provided in your subscription packages. Tell us how you considered whether these downloads should be treated as separate performance obligations. In addition, tell us how you considered whether revenue from the downloads should be recognized at a point in time. Reference IFRS
         15.27 through 30 and IFRS 15.38.
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53. Your disclosure on page F-67 suggests that content license agreements have terms of up to five years. Please tell us the length of your content sublicense agreements. To the extent the terms of these sublicense agreements are more than one year, please tell us how you considered disclosing the transaction price allocated to the remaining sublicense performance obligations. Refer to IFRS 15.120-122.
54. Please quantify the significance of advertising arrangements for which you recognize revenue gross of payments remitted to advertising agencies and those which you recognize revenue net of such amounts. Provide us more details regarding the terms of the arrangements where revenue is recognized on a net basis and clarify why you do not believe that amounts excluded from revenue are part of your transaction price. Reference
         IFRS 15.9 and IFRS 15.47.
55. Please tell us how you determined that sales of digital music singles and albums to users should be recognized over the expected service period. Tell us how you considered whether the revenue should be recognized when control of the digital music is transferred to the user. In addition, tell us how you considered whether the streaming service is a separate performance obligation. Reference IFRS 15.27 through 30 and IFRS 15.38.
56. We note your disclosure that it is impractical to bifurcate the fees between existing content and new content in arrangements where you sublicense certain of your music content to other music platforms. Please further explain this statement and tell us how it has impacted your determination of performance obligations for these arrangements. In addition, it appears that not all of your content is sublicensed to another music platform.
         Tell us more about the terms of these arrangements. Reference IFRS
15.27 through 30.
57. Please quantify for us the costs associated with free virtual gifts offered to customers and explain how you classify these costs in your income statements.
58. Please tell us how you considered whether to further disaggregate revenue from your online music services and social entertainment services and other services into additional categories. It appears that the nature of certain services in the current categories is different from other services. Refer to IFRS 15.114 and IFRS 15
B87-B89.
Note 28 - Events occurring after the reporting period, page F-69

59. Please disclose the value of licensed content transactions with certain strategic investors, if material.
General

60. We note references to third-party market data throughout the prospectus, including references to the report you commissioned from iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.
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        You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-
Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 5513350 with any other questions.

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